Exhibit (a)(5)(D)

IN THE SUPERIOR COURT OF FULTON COUNTY STATE OF GEORGIA

LARRY MACINTYRE, on behalf of himself and all others similarly situated,	Civil Action No. 2011CV203397

Plaintiff, vs.	CLASS ACTION COMPLAINT

IMMUCOR, INC., TPG CAPITAL L.P., TPG PARTNERS VI, L.P., IVD HOLDINGS INC., JAMES F. CLOUSER, JOSHUA H. LEVINE, PAUL V. HOLLAND, RONNY B. LANCASTER, PAUL D. MINTZ, G. MASON MORFIT, CHRIS E. PERKINS, and JOSEPH E. ROSEN,	JURY TRIAL DEMANDED

Defendants.

COMPLAINT

Plaintiff Larry Macintyre (“Plaintiff”), individually and on behalf of all others similarly situated, by his attorneys, alleges:

NATURE OF THE ACTION

1. Plaintiff purchased or acquired shares of common stock of Immucor, Inc. (“Immucor” or the “Company”) prior to the events giving rise to the allegations herein, and continues to hold such shares.

2. Plaintiff brings this direct action individually and as a class action on behalf of the public shareholders of Immucor against the Company and certain members of its Board of Directors (the “Individual Defendants”), seeking equitable relief relating to the Individual Defendants’ efforts to sell Immucor via an unfair process and at a grossly inadequate and unfair price (the “Proposed Transaction”) to TPG Capital, L.P. (“TPG”) via IVD Holdings Inc. (“IVD”), a fund managed by TPG.

3. Plaintiff is stating a direct claim for injury to Plaintiff and the Class separate and distinct from any claims the Company may have against any of the Defendants.

4. On July 5, 2011, Immucor announced that it had entered into a definitive agreement to be acquired by TPG in a transaction with a fully diluted equity value of $1.973 billion, at a price of $27 per share (the “Merger Agreement”). TPG has agreed to purchase at least 84% of Immucor’s outstanding shares on a fully diluted basis as a Minimum Tender Condition. If TPG is able to acquire more than 90% of outstanding shares, either by the Tender Offer or through use of a Top-Up Option, it will be able to effect a “short form” merger under Georgia law and avoid the need for a shareholder meeting to approve the transaction.

5. Immucor entered into the Merger Agreement without having engaged in a fulsome process designed to maximize shareholder value. Furthermore, the Proposed Transaction contains preclusive deal protection devices and a favorable Top-Up Option designed to ensure no other bidder could come forth with a higher offer for shareholders.

6. The Individual Defendants prematurely entered into the Merger Agreement with TPG without fulfilling their most basic obligation to conduct a full and fair sale process to ensure that Immucor stockholders receive the highest value reasonably available for their shares of Immucor stock. By their actions, the Individual Defendants have deprived Immucor stockholders of a fair process for the sale of their shares and the best possible value for those shares.

7. Plaintiff alleges that he and other public shareholders of Immucor common stock are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The Proposed Transaction does not provide for adequate value for Immucor shareholders, is the result of an unfair process, and was designed to bypass the input of the public shareholders. The decision of the Individual Defendants to issue a materially misleading and/or incomplete Recommendation Statement and to pursue the Proposed Transaction constitutes a breach of their fiduciary duties to Plaintiff and other Immucor shareholders.

JURISDICTION AND VENUE

8. Jurisdiction is proper in this Court. Immucor is based and incorporated in Georgia and many of the acts complained of herein occurred in this state. The amount in controversy is in excess of the jurisdictional minimum of this Court. This action is not removable under the Securities Litigation Uniform Standard Act (“SLUSA”), 15 U.S.C. § 78bb(f), because this action is based upon the statutory or common law of the State of Georgia, in which Immucor is incorporated, and seeks injunctive relief. Additionally, this action involves: (1) a communication with respect to the sale of Immucor common stock; (2) that was made by and on behalf of Immucor to its shareholders; and (3) concerns decisions of Immucor shareholders with respect to acting in response to a tender offer. Venue is proper, as Immucor’s registered agent is located in this County.

PARTIES

9. Plaintiff is the owner of Immucor common stock and has continuously owned Immucor common stock during the relevant time period. Plaintiff brings this action directly and on behalf of a class consisting of current shareholders of Immucor.

10. Defendant Immucor (“Immucor” or the “Company”) is a corporation organized and existing under the laws of the State of Georgia, which maintains its principal executive offices at 3130 Gateway Drive, Norcross, Georgia 30071, and its registered agent according to filings with the Georgia Secretary of State is located in Fulton County. Immucor’s common stock is traded on NASDAQ under the trading symbol “BLUD.”

11. Defendant TPG Capital is a global private investment firm with $48 billion of capital under management across a family of funds, organized and existing under the laws of the State of Texas, and maintaining its principal executive offices at 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

12. Defendant IVD Holdings Inc. is an affiliate of TPG, organized and existing under the laws of the State of Delaware.

13. Defendant James F. Clouser (“Clouser”) has been a member of Immucor’s Board of Directors since 2008.

14. Defendant Joshua H. Levine (“Levine”), the President and CEO of Immucor, joined the Company in June 2011.

15. Defendant Paul V. Holland (“Holland”) has been a member of Immucor’s Board of Directors since 2008.

16. Defendant Ronny B. Lancaster (“Lancaster”) has been a member of Immucor’s Board of Directors since 2008.

17. Defendant Paul B. Mintz (“Mintz”) has been a member of Immucor’s Board of Directors since 2010.

18. Defendant G. Mason Morfit (“Morfit”) has been a member of Immucor’s Board of Directors since 2010.

19. Defendant Chris E. Perkins (“Perkins”) has been a member of Immucor’s Board of Directors since 2008.

20. Defendant Joseph E. Rosen (“Rosen”), Chairman of the Board, has been a Director of Immucor since 1982, except for a three-year hiatus from 1995 to 1998. Defendant Rosen has served as Chairman of the Board since September 2006.

21. Defendants Clouser, Levine, Holland, Lancaster, Mintz, Morfit, Perkins, and Rosen, as directors of Immucor (collectively, the “Individual Defendants”), by reason of their corporate directorships and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant hereto, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

22. Each Individual Defendant owed and owes Immucor and its public shareholders fiduciary duties and was and is required to, at least: further the best interests of Immucor and its public shareholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates; maximize the financial recovery for Immucor shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of Immucor and its shareholders; consent only to transactions that are in the financial interest of Immucor shareholders; and act in good faith in carrying out their obligations to shareholders with due care and information.

23. The agreement to sell Immucor to TPG denies the Company’s public stockholders of any enhanced premium that a true auction of the Company and/or further negotiations with other potential suitors, including suitors for portions of the Company’s operations and assets, could provide.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action on his own behalf and as a class action, pursuant to O.C.G.A. § 9-11-23, on behalf of all Immucor shareholders (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

25. This action is properly maintainable as a class action because the Class is so numerous that joinder of all Class members is impracticable and there are questions of law and fact which are common to the Class including whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class, and whether Plaintiff and the other members of the Class will be damaged irreparably by Defendants’ wrongdoing.

26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.

27. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

28. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

29. Immucor operates in the blood transfusion industry. Immucor designs, manufactures, and sells automated instrument-reagents systems that detect and identify certain properties of blood prior to transfusion. The Immucor strategy is to drive automation in the blood bank, with a full line of fully automated instruments to meet a diverse customer base: hospital transfusion centers, blood donor centers, and large clinical laboratories.

30. Founded in 1982, Immucor received its first license for its patented Capture technology in 1986. This solid phase technology performs antibody screening and identification assays, providing a standardized test method with improved sensitivity. While this technology is usable for manual testing, it is ideally suited for automated platforms.

31. Immucor’s first offering to automate the blood bank industry came in 1998 with the introduction of the ABS2000, the first FDA-cleared instrument for full automation of blood typing and antibody screening assays.

32. Immucor released a second generation instrument, the Galileo, in Europe in 2002. The Galileo later received FDA clearance for the U.S. market in 2004. The Galileo is a high volume instrument targeted at large hospitals, donor centers and reference laboratories.

33. In 2007, Immucor launched a third generation instrument, the Galileo Echo, following FDA approval. The Galileo Echo is targeted at small to medium-sized hospitals, the segment of the market that is least automated. Immucor has also begun marketing a new fourth generation automated instrument, the NEO, which is the Company’s latest high volume instrument.

34. In addition to automated blood banks, Immucor has also diversified into transfusion medicine. In August 2008 Immucor began a significant investment in what it believes will be the future of transfusion medicine – molecular immunohematology – with the acquisition of BioArray Solutions, a pioneer in the development of DNA typing of blood for transfusion. Immucor is currently developing a next generation automated instrument within this molecular market.

The Grossly Inadequate Consideration

35. The consideration to be paid to Plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Immucor is materially in excess of the amount offered in the Proposed Transaction.

36. According to Bloomberg, the Proposed Acquisition measures unfavorably to comparable transactions in the sector. While the median price to EBITDA multiple was 22.29 in comparable transactions, the Proposed Acquisition values Immucor at only 11.25 times EBITDA. Likewise, the median price to Net Income multiple was 26.17 in comparable transactions, but only 18.99 in the Proposed Acquisition, a significantly lower value.

37. Independent analysts in recent months have set Immucor stock values higher than the Proposed Transaction, including Sidoti & Company LLC, which set a target price of $28.00 for Immucor as recently as June 27, 2011, only 8 days before the transaction was announced.

38. Immucor itself provided a rosy outlook for the future when it announced fiscal third quarter results on April 6, 2011. Dr. Gioacchino De Chirico, then Immucor’s President and Chief Executive Officer, noted that “Given the global economic environment, our third quarter financial performance exceeded our expectations with year-over-year revenue growth and earnings expansion.” The statement also noted that consolidated gross margins are expected to be toward the top end of the previous guidance range of 69.5% to 71.0%, and diluted earnings per share are expected to be in the range of $1.18 to $1.20, which exceeds previous expectations.

39. In an April 11, 2011 article on Motley Fool entitled, “3 Stocks That Blew The Market Away,” Rick Aristotle Munarriz described Immucor as “another Wall Street thumper” and noted that it had earned $0.32 a share in its fiscal third quarter, outperforming analysts who had predicted it would earn less than the $0.28 per share it recorded for the same quarter in 2010.

40. In a July 5, 2011 article on Bloomberg reporting the Immucor-TPG transaction, David Turkaly of Susquehanna Financial Group noted that Immucor holds 55% of the $1.2 billion market for blood reagents and equipment that ensures the safety of transfusions and that it offers industry-topping operating margins of 39% as well as steady cash flows. In Turkaly’s words, “It’s a great franchise, it’s got awesome margins and it’s a cash machine that has no debt. They [Immucor] have the best mousetrap, the best product for typing and screening blood, which is why they have a dominant share of the market.”

41. While Immucor has a strong future as an industry leader, TPG was able to take advantage of two recent events that artificially depressed the value of Immucor stock. The Department of Justice recently conducted an investigation into Immucor for monopolistic practices and price fixing. While the investigation was dropped with no charges filed in late 2010, it spawned a class action lawsuit against the Company and introduced an element of uncertainty into the Immucor stock price.

42. Similarly, the Food and Drug Administration (“FDA”) conducted an administrative action that could have resulted in the revocation of the Company’s biologies license with respect to its Reagent Red Blood Cells and Anti-E (Monoclonal) Blood Grouping Reagent product in the spring of 2011. The FDA declined to order recall of any of Immucor’s products. The uncertainty created by the Department of Justice and FDA investigations created a drag on the Immucor stock price over the past year, artificially depressing the stock price.

Although $27.00 represents an increase over the market value of the stock at the time the Proposed Transaction was announced, the market value was not truly representative of Immucor’s underlying value.

43. A March 25, 2011 article on Seeking Alpha entitled, “Immucor: A Razor and Blades Franchise That Looks Cheap,” noted the depressing effect of the FDA and Department of Justice investigations on Immucor stock:

For a patient investor willing to tolerate the downturn in the cycle, the combination of increasing machine placement and increasing long-term demand could prove profitable… This collection of attractive long-term characteristics will likely allow the company to overcome the short-term bumps it has encountered in its growth trajectory as well as legal and operational difficulties.

The Merger Agreement

44. On Tuesday, July 5, 2011, Immucor issued a press release announcing it had entered into the Merger Agreement pursuant to which TPG would acquire Immucor in a transaction with a fully diluted equity value of $1.973 billion.

45. Under the terms of the Merger Agreement, TPG will commence a tender offer (the “Tender Offer”) to acquire Immucor’s outstanding shares of common stock for $27 per share. The Tender Offer is conditioned upon the number of shares validly tendered representing at least 84% of the total number of shares outstanding on a fully diluted basis.

Preclusive Deal Protection Devices

46. To the detriment of Immucor’s shareholders, the Merger Agreement’s terms substantially favor TPG and are calculated to unreasonably dissuade potential suitors from making competing offers.

47. For example, the Individual Defendants agreed to a “No-Solicitation” provision in Section 7.2 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers. This provision, which takes effect on August 15, 2011, also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of Immucor’s shareholders. Section 7.2(b) of the Merger Agreement states:

Except as permitted by this Section 7.2 and except as may relate to any Exempted Person, from the No-Shop Period Start Time until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company and its Subsidiaries shall, and the Company shall cause its Representatives to, not

(i)	initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal (or inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal),

(ii)	participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any non-public information or data to any Person relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets or personnel of the Company or any of its Subsidiaries in connection with an Acquisition Proposal, or

(iii)	enter into any Alternative Acquisition Agreement. For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Time, the Company may continue to engage in the activities described in Section 7.2(a) only with respect to Persons who are Exempted Person, including with respect to any amended proposal submitted by any Exempted Person following the No-Shop Period Start Time and prior to the earlier of the Offer Closing and the time the Company Requisite Vote is obtained, and the restrictions in Section 7.2(c) and clauses (i) and (ii) of the foregoing sentence in this Section 7.2(b) shall not apply with respect thereto; provided that the provisions of Section 7.2(d) shall apply to an Acquisition Proposal of any Exempted Person. No later than the second (2nd) Business Day following the No-Shop Period Start Time (and within two (2) Business Days of the Company’s receipt of any subsequent Acquisition Proposal), the Company shall provide Parent with the identity of any Person who has made or is making an Acquisition Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto, and will keep Parent reasonably and promptly informed as to the status of any material developments, modifications, discussions and negotiations with such Person

(Emphasis added).

48. Section 7.2(a) of the Merger Agreement also states that Immucor must notify TPG of any requests for information or acquisition proposals, and the terms and conditions of such requests for information or acquisition proposals. Furthermore, Immucor must keep TPG informed about the status and details of such proposals. Section 7.2(a) of the Merger Agreement states:

Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Atlanta time) on August 15, 2011 (the “No-Shop Period Start Time”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) shall have the right to, directly or indirectly, (i) initiate, solicit and encourage, whether publicly or otherwise, any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal) or the making of any proposals or offers that constitute Acquisition Proposals, including by way of (A) providing access to non-public information or data to any Persons pursuant to confidentiality agreements containing confidentiality terms that are no less favorable to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), and (B) affording to any Persons access to the business, properties, assets and personnel of the Company and its Subsidiaries, provided, however, with respect to clauses (A) and (B), to the extent that the Company provides any material non-public information or access to any such Person on or after the date hereof, the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent and its Representatives any material non-public information or other access provided to such Person which was not previously provided to Parent or its Representatives, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal) and cooperate with or assist and participate in and facilitate any such inquiries, proposals, discussions and negotiations and any effort or attempt to make any Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to an Acquisition Proposal).

(Emphasis added).

49. Furthermore, Section 7.2(d) of the Merger Agreement gives TPG a “match right” with respect to any “Superior Proposal” that is made to the Company. Section 7.2(d)(ii) of the Merger Agreement states, in pertinent part:

The Company shall have provided prior written notice to Parent and Merger Sub, at least four (4) Business Days in advance, that it will (A) effect a Change of Recommendation, (B) approve or recommend any Superior Proposal or (C) cause the Company to enter into any Alternative Acquisition Agreement and terminate this Agreement; provided, however, that the Company Board of Directors shall not and shall cause the Company not to take any such action unless: (1) the Company has given Parent notice, in writing, of (x) the basis for the Change of Recommendation or termination and, (y) with respect to the Superior Proposal, the identity of the party making such Superior Proposal, an unredacted copy of the Acquisition Proposal, the relevant proposed transaction agreements and a copy of any financing commitments (including fee letters redacted to comply with any confidentiality provisions) relating thereto, (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent and Merger Sub for such four (4) Business Day notice period (to the extent Parent wishes to negotiate) to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement, the Commitment Letters and the Guaranty such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the Company Board of Directors shall have considered in good faith any proposed revisions to this Agreement, the Commitment Letters and the Guaranty proposed by Parent, and shall have determined that, as applicable, (x) the Superior Proposal would continue to constitute a Superior Proposal or (y) failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law, and the Company shall have informed Parent of the basis of such determination, and (4) in the event of any material change to the terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described above and the notice and negotiation period shall have recommenced, except that the notice and negotiation period shall be at least one (1) Business Day (rather than the three (3) Business Days otherwise contemplated above); provided, further, that the Company has complied in all material respects with its obligations under this Section 7.2.

(Emphasis added).

50. Section 9.3 of the Merger Agreement contains a “Termination Fees” of either $45 million or $90 million, depending on the conditions under which the agreement is terminated. This Termination Fee is payable to TPG if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties by pursuing a superior proposal from an alternate bidder. The effect of such a provision requires the alternate bidder to agree to pay a naked premium for the right to provide Immucor shareholders with a superior offer.

The Top-Up Option

51. The terms of the Proposed Transaction are unfair to the Class. In particular, the Company has granted TPG an irrevocable Top-Up Option that is grossly unfair to the shareholders and renders the Proposed Transaction coercive. When TPG meets the minimum tender condition of the purchase of 84% of outstanding Immucor shares, it locks in a Top-Up Option that will allow it to bypass normal shareholder protections.

52. TPG has agreed to purchase at minimum an 84% share in Immucor, but if TPG can acquire 90% of the outstanding Immucor shares, it will be able to effect a short form merger under Georgia law and complete the transaction on an expedited basis without the need for a shareholder meeting to approve the deal. In the event that TPG fails to acquire the requisite 90% of the outstanding shares of Immucor in the Tender Offer, Immucor’s Board has granted to TPG an option allowing TPG to purchase an amount of newly-issued shares of Immucor at the offer price of $27 per share which, when added to the shares already owned by TPG after consummation of the Tender Offer, constitutes over 90% of the total number of shares outstanding on a fully diluted basis. The Top-Up Option would enable TPG to circumvent the requirement of approval of the Proposed Transaction by a majority of the outstanding shares and therefore deprive shareholders of substantial corporate governance rights.

53. Under the terms of the Merger Agreement, the number of shares available for use in the Top-Up Option is limited only by the number of authorized and treasury shares the Company holds just prior to exercise of the Top-Up Option:

The Top-Up Option shall not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or Shares held in the treasury of the Company as of immediately prior to the issuance of the Top-Up Shares (giving effect to Shares reserved for issuance under all outstanding stock options, restricted equity and any other rights to acquire the Shares as if such Shares were outstanding) or (ii) any other provision of applicable Law or judgment, injunction order or decree shall prohibit the exercise of the Top-Up Option or delivery of the Top-Up Shares.

54. If the Top-Up Option is exercised, the Board will be using a corporate apparatus to deprive Immucor shareholders of any protection they would have in a long-form merger. Further, Immucor will avoid its obligation to convene a shareholders meeting after the Tender Offer closes and have the shareholders approve the merger with TPG. In effect, the shareholders are coerced into the Proposed Transaction.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTIES

(Against the Individual Defendants)

55. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

56. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Immucor’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Immucor’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Immucor’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Immucor; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

57. The Individual Defendants have breached their fiduciary duties to Plaintiff and the Class.

58. As alleged herein, Defendants have initiated a process to sell Immucor that undervalues the Company and vests them with benefits that are not shared equally by Immucor’s public shareholders. In addition, by agreeing to the Proposed Transaction, Defendants have capped the price of Immucor at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Immucor’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

59. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

60. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

(Against Immucor, TPG and IVD)

61. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.

62. Defendants Immucor, TPG, and IVD knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Immucor provided, and TPG obtained, sensitive non-public information concerning Immucor’s operations and thus had unfair advantages that enabled TPG to acquire the Company at an unfair and inadequate price.

63. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Immucor shares.

64. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment, as follows:

A. Declaring this action to be a proper class action and certifying Plaintiff as class representative and Plaintiffs counsel as class counsel;

B. Preliminarily and permanently enjoining Defendants from effectuating the Proposed Transaction;

C. Declaring the Proposed Transaction void and ordering rescission if those transactions are consummated;

D. Requiring disgorgement and imposing a constructive trust on all property and profits Defendants receive as a result of their wrongful conduct;

E. Awarding damages, including rescissory damages, in favor of Plaintiff and the Class against all Defendants, jointly and severally, together with interest thereon;

F. Awarding reasonable fees, together with expenses, to Plaintiffs counsel; and

G. Granting such other and further relief as the Court deems just and proper.

Dated: July 19th, 2011		Respectfully submitted,

CHITWOOD HARLEY HARNES LLP

	By:	/s/ Christi A. Cannon
Martin D. Chitwood, Ga. Bar No. 124950
Christi A. Cannon, Ga. Bar No. 107869
Molly A. Havig, Ga. Bar No. 432147
1230 Peachtree Street, NE
2300 Promenade II
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476

Marc I. Gross
Gustavo F. Bruckner
POMERANTZ HAUDEK GROSSMAN & GROSS LLP
100 Park Avenue, 26th Floor
New York, NY 10017
Tel: (212) 661-1100
Fax: (212) 661-8665

Peretz Bronstein, Esquire
BRONSTEIN GERWITZ & GROSSMAN
60 East 42nd Street - Suite 4600
New York, NY 10165-0006
Telephone (212) 697-6484
Facsimile: (212) 661-7296

Attorneys for Plaintiff

VERIFICATION

I, Larry Macintyre. hereby verify under penalty of perjury as follows:

I am the plaintiff in the above-titled action, have read the foregoing Class Action Complaint and know the contents thereof, and the same is true to my own knowledge, except as to the matters stated to be alleged upon information and belief, and as to those matters I believe them to be true.

                                                             EAGLEVILLE, PA

Executed this 18 day of July 2011 at July, 2011 (city and state).

/s/ Larry Macintyre
Larry Macintyre